FOR IMMEDIATE RELEASE
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                     NAVIOS MARITIME HOLDINGS INC. APPOINTS
     LORI CHAN AS SENIOR VICE PRESIDENT AND LEADER OF RISK MANAGEMENT GROUP

PIRAEUS, GREECE, September 12, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, announced today that Ms. Lori
Chan has joined the company as Senior Vice President and Head Market Risk
Management. Chan joins Navios from the Hess Corporation, where she was Vice
President of Energy Risk Management and corporate officer. Ms. Chan was employed at Hess for 25 years. At Hess Corporation, Ms. Chan was responsible for financial energy hedging and trading. She played a key, leadership role in developing and expanding capabilities in listed futures and options, OTC derivatives, hedging and trading, and risk management functions.

"Lori's depth of experience as a Risk Management professional and corporate officer will add significant value to our team," said Ms. Angeliki Frangou, CEO and Chairman of Navios. "We look forward to Lori's leadership and development of our risk management group."

Chan holds a Bachelor of Science degree in Finance and Management from New York
University, is a member of Beta Gamma Sigma, the National Honor Society in
Business and Management, and holds an MBA from New York University's, Leonard N.
Stern School of Business.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in

Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.
Navios's stock is listed on the NASDAQ's National Market System where its Common
Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW."
Risks and uncertainties are described in reports filed by Navios Maritime
Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
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